SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Revised Dates for Planned Spin-Off of Woori Bank’s Credit Card Business

On January 22, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the date of the planned horizontal spin-off of the credit card business of Woori Bank, a wholly owned subsidiary of the Company, has been revised from a date to be determined in the future (as previously disclosed by the Company on November 23, 2011) to February 28, 2013. Related dates in connection with such planned spin-off are set forth below:

-Expected date of extraordinary meeting of shareholders of Woori Bank: January 23, 2013

-Expected date of registration of spin-off: March 4, 2013

*	Related disclosures: Reports on Form 6-K submitted by the Company on September 19, 2011, titled “Planned Spin-off of Woori Bank’s Credit Card Business”, and November 23, 2011, titled “Change in Dates for Planned Spin-Off of Woori Bank’s Credit Card Business”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: January 22, 2013	By: /s/ Woo Seok Seong
(Signature)

Name: Woo Seok Seong
Title: Managing Director